Exhibit 99.3
FOR IMMEDIATE RELEASE

KNIGHT TRANSPORTATION PROPOSES TO ACQUIRE USA TRUCK
FOR $9.00 PER SHARE IN CASH

Proposal Provides USA Truck Shareholders with Substantial Premium and Immediate Cash Value

Transaction Would Complement Knight’s Existing Operations and
Solidify Knight’s Position as a Premier North American Transportation Services Company

Knight Files Schedule 13D Disclosing Approximately 8% Ownership Stake in USA Truck

PHOENIX – September 26, 2013 – Knight Transportation, Inc. (NYSE: KNX)(“Knight”), one of North America’s largest and most diversified truckload transportation companies, today announced that it has proposed to acquire all of the outstanding shares of USA Truck, Inc. (NASDAQ: USAK) for $9.00 per share in cash, valuing the equity of USA Truck at approximately $95 million.  The total value of the proposed transaction is approximately $242 million, including USA Truck’s approximately $147 million of outstanding net indebtedness.  The proposal represents a significant premium of approximately 39% to USA Truck’s closing price on September 25, 2013, the last trading day prior to this announcement; a premium of approximately 50% to USA Truck’s average closing price for the ten trading days preceding this announcement; and a premium of approximately 58% to USA Truck’s closing price on August 27, 2013, the last trading day prior to Knight’s August 28, 2013, proposal letter to USA Truck’s Board of Directors.

Knight also announced today that it has filed a Schedule 13D with the U.S. Securities and Exchange Commission disclosing ownership of 829,946 shares of USA Truck common stock, representing approximately 8% of USA Truck’s shares outstanding.

“We are confident that USA Truck shareholders will share our strong belief that Knight’s $9.00 per share all-cash, premium proposal would provide significant and immediate cash value that is significantly more attractive than USA Truck’s standalone prospects,” said Kevin Knight, Chairman and Chief Executive Officer of Knight.  “For Knight’s shareholders, we are confident that a combination with USA Truck would create value by further enhancing our position as a leading provider of multiple truckload transportation services in North America.  Today Knight is well positioned to gain market share by leveraging our services, technology, relationships and service center network, and we are confident that the proposed transaction would further accelerate our growth.

“Knight and USA Truck operate in complementary service lines, and this proposed transaction would create an operationally and financially stronger transportation company that is better positioned to deliver value for all of our stakeholders,” continued Mr. Knight.  “Our company has a demonstrated history of operational excellence, and we believe that we can meaningfully increase the financial performance of USA Truck’s operations.  Knight is ready and willing to complete this transaction, and we are prepared to take the necessary steps to realize the benefits inherent in this proposed combination.

“We look forward to the opportunity to engage constructively with USA Truck’s Board to discuss our proposal and to agree upon the terms of a transaction that is beneficial for both companies and all of our stakeholders.  Although we believe our current proposal would provide full and fair value to USA Truck shareholders, we would be prepared to modestly increase our proposed purchase price if additional value is identified during the due diligence process,” Mr. Knight concluded.

Knight believes that there are compelling strategic and financial benefits for a combination of the two companies, including:

•	The $9.00 per share all-cash proposal represents a significant premium to USA Truck’s current share price and would provide shareholders with immediate value and liquidity for their shares;

•
Knight’s proposal would eliminate the significant execution risk of USA Truck’s turnaround plan and reverse the erosion of value stemming from eight consecutive quarters of USA Truck net losses aggregating approximately $30 million or approximately $3 per USA Truck share;

•
Knight’s proposal would liberate USA Truck shareholders from selling constraints imposed by USA Truck’s illiquidity, as evidenced by its average daily trading volume of only approximately 11,000 shares during the three month period ending September 25, 2013;

•	Knight can finance USA Truck’s capital needs on a lower cost basis, reducing the risk to meeting the business’ ongoing capital obligations; and

•
The transaction is expected to be accretive to Knight’s expected earnings per share in 2014 and beyond.  Knight’s consolidated operating ratio for the six months ended June 30, 2013, was 85.3%, compared with USA Truck’s consolidated operating ratio of 101.7% during the same period, and Knight expects to realize considerable operational improvements at USA Truck.

Below is the text of the letter that was sent on August 28, 2013, to USA Truck’s Board of Directors:

August 28, 2013

Board of Directors
USA Truck, Inc.
3200 Industrial Park Road
Van Buren, AR 72956
Attn: Robert A. Peiser

Gentlemen:

As you know, Knight Transportation, Inc. (“Knight”, “we”, “our”, or “us”) has invested significant time and effort to advance a Knight / USA Truck combination.  We are writing this letter to share our frustration with USA Truck’s unwillingness to constructively engage with us regarding our interest in a transaction while at the same time communicating directly to the Board of USA Truck the significant value we would propose to pay for the USA Truck shares as well as our rationale for a combination.

Based on an extensive analysis we have performed of the Company’s publicly disclosed information, at this time we are prepared to acquire all of the outstanding shares of common stock of USA Truck for an all-cash purchase price of $9.00 per share.  This proposed purchase price reflects a significant premium equating to approximately 58% to USA Truck’s closing price of $5.69 on August 27, 2013.  Our proposal would provide your shareholders with immediate liquidity for their shares at an attractive price, without being subject to the significant execution risk associated with your current turnaround plan.  We would note that although the Company’s operational performance has improved, the Company’s operating ratio remains above 100%, its book value continues to fall, and the share volume remains quite limited, making it difficult for your shareholders to achieve liquidity.

Although we believe our proposal would provide full and fair value to your shareholders, we would be prepared to modestly increase our proposed purchase price if we were allowed to conduct due diligence and the Company were to demonstrate to us value that we have not already identified.

We believe there would be no impediment to completing a transaction on an expedited basis.  Based on discussions we have had with our potential financing sources, we are confident that we would be able to readily obtain the financing necessary to complete a transaction.  As such, our proposal is not subject to any financing contingency.  Moreover, based on our knowledge of the trucking industry, we do not believe there would be any antitrust impediment to completing a transaction.

Knight’s interest in a Knight / USA Truck combination is motivated by our belief that there is a compelling strategic rationale for a combination of our two companies:

•	Knight and USA Truck operate in complementary service lines, both with young tractor fleets with similar average lengths of haul.

•	Knight and USA Truck share similar positive cultures: Both the Knight and USA Truck teams are hard-working, ethical, dedicated, family-oriented and committed to providing quality service to customers.

•	Knight believes that it can improve operational efficiencies at USA Truck – and do so more quickly than the USA Truck management team can alone.

•	Knight can finance USA Truck’s capital needs on a lower cost basis.

This letter is not a binding offer, and there will be no binding agreement between us or any commitment or obligation on either party with respect to a potential transaction unless and until a definitive agreement is executed by Knight and USA Truck.  Knight’s proposal is subject to customary conditions, including, among other things, Knight’s satisfaction with the results of due diligence in Knight’s sole discretion, the negotiation of a mutually satisfactory definitive agreement, and the approval of the negotiated terms of a transaction by Knight’s Board of Directors.

We are prepared to meet with members of the Board of Directors to discuss any aspect of our proposal and believe there could be a transaction with Knight that would be viewed as highly favorable by your shareholders.

We kindly request that by September 6, 2013, the USA Truck Board of Directors formally: (i) affirm to Knight a willingness to constructively advance discussions towards a transaction, or (ii) communicate to Knight a lack of willingness to constructively advance discussions.  Absent a satisfactory response, we will consider all options available to us, including making your shareholders aware of our offer.

We look forward to hearing back from you.

Very truly yours,

Kevin P. Knight
Chairman and CEO
Knight Transportation, Inc.

Knight’s proposal is subject to the satisfaction of customary closing conditions.  The proposed transaction is not subject to any financing condition.  Knight has significant financial flexibility to acquire all of the outstanding shares of USA Truck and to assume or refinance USA Truck’s existing indebtedness. With USA Truck’s cooperation, it is anticipated that the proposed transaction could close as early as the fourth quarter of 2013.

Evercore is acting as financial advisor to Knight and Fried, Frank, Harris, Shriver & Jacobson LLP is acting as Knight’s legal advisor.

About Knight Transportation
Knight Transportation, Inc. is a provider of multiple truckload transportation services using a nationwide network of service centers in the U.S. to serve customers throughout North America. In addition to operating one of the country’s largest tractor fleets, Knight also partners with third-party equipment providers to provide a broad range of truckload services to its customers while creating quality driving jobs for our driving associates and successful business opportunities for owner-operators.

Forward-Looking Statements
Some statements set forth in this press release, including those regarding Knight’s proposal to acquire USA Truck and the expected impact of an acquisition of USA Truck on Knight and its financial results and operations, contain forward-looking statements that are subject to change. Statements including words such as “believe”, “expect”, or similar words as well as statements in the future tense are forward-looking statements. These forward-looking statements are subject to risks and uncertainties that could cause actual events or actual future results to differ materially from the expectations set forth in the forward-looking statements. Some of the factors which could cause results to differ materially from the expectations expressed in these forward-looking statements include the following: the possibility that an acquisition of USA Truck by Knight may not be completed; the risk that, if the acquisition is completed, Knight may face difficulty or be unable to enhance the performance of USA Truck’s operations or successfully integrate USA Truck’s operations; and other factors identified from time-to-time in Knight’s filings with the Securities and Exchange Commission.  All forward-looking statements in this press release are qualified by these cautionary statements and are made only as of the date of this news release.

Contacts:
Dave Jackson, President / Adam Miller, CFO	Andrew Siegel / Eric Brielmann / James Golden
Knight Transportation, Inc.	Joele Frank, Wilkinson Brimmer Katcher
(602) 606-6349	(212) 355-4449